UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

FPL Group Employee Retirement Savings Plan

(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans
    Administrative Committee
FPL Group Employee Retirement Savings Plan
Juno Beach, Florida

We have audited the accompanying statement of net assets available for benefits of FPL Group Employee Retirement Savings Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Columbus, Ohio
June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefit Plans Administrative Committee
of the FPL Group Employee Retirement Savings Plan
Juno Beach, Florida:

We have audited the accompanying statement of net assets available for benefits of the FPL Group Employee Retirement Savings Plan (the "Plan") as of December 31, 2006. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 25, 2007

FPL GROUP EMPLOYEE RETIREMENT SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2007

		Nonparticipant-Directed

	Participant- Directed	Allocated	Unallocated	Total

ASSETS
Participant-directed investments	$1,549,010,626	$-	$-	$1,549,010,626
Nonparticipant-directed investment in Company Stock (Leveraged ESOP), at quoted market price	-	393,034,187	383,238,613	776,272,800

Total investments, at fair value	1,549,010,626	393,034,187	383,238,613	2,325,283,426
Accrued interest receivable	-	-	1,263	1,263

Total assets, reflecting interest in assets of Master Trust	1,549,010,626	393,034,187	383,239,876	2,325,284,689

LIABILITIES
Leveraged ESOP Note:
Current	-	-	550,903	550,903
Non-current	-	-	136,337,304	136,337,304
Interest payable - Leveraged ESOP	-	-	442,149	442,149

Total liabilities, reflecting interest in liabilities
of Master Trust	-	-	137,330,356	137,330,356

Interest in net assets of Master Trust at fair value	1,549,010,626	393,034,187	245,909,520	2,187,954,333

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	(1,320,988)	-	-	(1,320,988)

NET ASSETS AVAILABLE FOR BENEFITS	$1,547,689,638	$393,034,187	$245,909,520	$2,186,633,345

	December 31, 2006

		Nonparticipant-Directed

	Participant- Directed	Allocated	Unallocated	Total

ASSETS
Participant-directed investments	$1,417,536,362	$-	$-	$1,417,536,362
Nonparticipant-directed investment in Company Stock (Leveraged ESOP), at quoted market price	-	324,040,827	335,925,217	659,966,044

Total investments, at fair value	1,417,536,362	324,040,827	335,925,217	2,077,502,406
Accrued interest receivable	-	-	2,583	2,583

Total assets, reflecting interest in assets of Master Trust	1,417,536,362	324,040,827	335,927,800	2,077,504,989

LIABILITIES
Leveraged ESOP Note:
Current	-	-	12,853,182	12,853,182
Non-current	-	-	136,058,962	136,058,962
Interest payable - Leveraged ESOP	-	-	480,986	480,986

Total liabilities, reflecting interest in liabilities
of Master Trust	-	-	149,393,130	149,393,130

Interest in net assets of Master Trust at fair value	1,417,536,362	324,040,827	186,534,670	1,928,111,859

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	3,929,653	-	-	3,929,653

NET ASSETS AVAILABLE FOR BENEFITS	$1,421,466,015	$324,040,827	$186,534,670	$1,932,041,512

The accompanying Notes to the Financial Statements are an integral part of these statements.

FPL GROUP EMPLOYEE RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2007
		Nonparticipant-Directed

	Participant- Directed	Allocated	Unallocated	Total

ADDITIONS
Participant contributions	$73,421,243	$-	$-	$73,421,243
Allocation of Leveraged ESOP shares (see Note 3)	-	25,765,420	-	25,765,420
Transfer from non-participant directed investments	24,385,027	-	-	24,385,027
Increase in Leveraged ESOP unallocated account
(see Note 3)	-	-	98,850,542	98,850,542

Net investment income:
Net investment gain in participation in
Master Trust, at fair value	144,999,128	87,093,777	-	232,092,905

Total additions	242,805,398	112,859,197	98,850,542	454,515,137

DEDUCTIONS
Benefit payments to Participants and beneficiaries	120,452,795	19,897,504	-	140,350,299
Transfer to participant directed investments	-	24,385,028	-	24,385,028
Decrease in Leveraged ESOP unallocated account
see Note 3)	-	-	39,475,692	39,475,692
Administrative expenses	247,333	22,842	-	270,175

Total deductions	120,700,128	44,305,374	39,475,692	204,481,194

Transfers to the plan, net	4,118,353	439,537	-	4,557,890

NET INCREASE	$126,223,623	$68,993,360	$59,374,850	254,591,833

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2006	1,421,466,015	324,040,827	186,534,670	1,932,041,512

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2007	$1,547,689,638	$393,034,187	$245,909,520	$2,186,633,345

The accompanying Notes to the Financial Statements are an integral part of these statements.

FPL GROUP EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2007

1.  Description of the Plan

The following description of the FPL Group Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. Non-bargaining employees of FPL Group, Inc. (the Company or FPL Group) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter, except that the non-bargaining employees of Gexa Energy LP (Gexa Energy) did not become eligible until April 1, 2007. In September 2007, the Company acquired the Point Beach nuclear facility and as a result participants in the Nuclear Management Company, LLC 401(k) Savings Plan were eligible to make a voluntary rollover into the Plan. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until such contributions are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2007 plan year was $15,500. The Pretax Contribution limit will not change in 2008. In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,000 annually in Pretax Contributions.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of FPL Group (Company Stock). Pursuant to the Leveraged ESOP, the Master Trust for Retirement Savings Plans of FPL Group, Inc. and Affiliates (Master Trust) purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group. The Company Stock acquired by the Master Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Plan Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution with the balance reinvested in Company Stock. Dividends on Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Master Trust established to hold the assets and liabilities of the Plan and the FPL Group Bargaining Unit Employee Retirement Savings Plan (Bargaining Plan).

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is named the fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is named the investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company (Fidelity) provides recordkeeping services with respect to the Plan.

Plan Mergers

In 2006, the WindLogics, Inc. 401(k) Plan merged with and into the Plan resulting in an asset transfer into the Plan of $318,379 in January 2007. Effective April 1, 2007, the Gexa Energy 401(k) Profit Sharing Plan was merged with and into the Plan resulting in an asset transfer into the Plan of $367,482. WindLogics, Inc. and Gexa Energy are indirect wholly-owned subsidiaries of FPL Group.

Employee Contributions

The Plan allows for combined pre-tax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan. Pre-tax contributions are subject to limitations under the Code. Any participant who has attained age 50 by the end of the plan year may make catch-up contributions in accordance with Code Section 414(v). As of December 31, 2007, Participants could elect to invest in any combination of the 23 different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity's excessive trading policy and the Plan's limitations on investments in Company Stock.

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan.
Participant Group	Benefit
FPL Group and subsidiaries Non-Bargaining Employees, not listed below	100% on first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
FPL Energy Seabrook, LLC Transition Employees	100% on first 3% of employee contribution
FPL Energy Duane Arnold, LLC Transition Employees and FPL Energy Point Beach, LLC Transition Employees	100% on first 3% of employee contribution 50% on the next 2% of employee contribution

Company matching contributions are made in the form of Company Stock through allocation of shares held in suspense in the Leveraged ESOP Account. The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP Account and the required principal and interest payments on Acquisition Indebtedness. During 2007, the Plan was allocated a Company contribution of approximately $7.7 million (see Note 3). Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited, to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. At December 31, 2007 and 2006, the balance of the forfeiture account was $3,534,197 and $2,620,739, respectively. Forfeitures applied to administrative fees in 2007 totaled $206,990.

Vesting

Participants are immediately 100% vested in employee contributions. FPL Energy Seabrook, LLC non-bargaining transition employees, FPL Energy Duane Arnold, LLC non-bargaining transition employees and FPL Energy Point Beach, LLC non-bargaining transition employees are fully vested immediately in Company matching contributions. For employees of FPL Energy Maine Operating Services LLC hired prior to August 1, 2006, Company matching contributions are fully vested upon attaining six months of service. For all others, Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service. Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The annual rate of interest on Participant loans takes into account the prime rate at the time of origination of the loan. The interest rate for Participant loans is fixed and ranged from 4% to 10% for loans outstanding at December 31, 2007. The maturity dates for loans outstanding at December 31, 2007 ranged from 2008 through 2013.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant's contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments or installments over a period of up to ten years.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Bargaining Plan as well as transfers into the plan resulting from plan mergers. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by FPL Group and its affiliated companies.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan.  All other expenses are paid directly by the Plan or through forfeitures or through revenue sharing that the Plan receives either directly or indirectly from certain of the Plan's investment options.  Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, Participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.  Investment income and interest income on loans to Participants are recognized when earned.  Distributions to Participants are recorded when paid.

New Accounting Pronouncements

Fair Value Measurements - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (FAS) 157, "Fair Value Measurements," which defines fair value, clarifies how to measure fair value and requires enhanced fair value measurement disclosures.  The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets for identical assets or liabilities.  The Plan will be required to adopt FAS 157 for the Plan year beginning on January 1, 2008.  The impact adoption of FAS 157 on the Plan's net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued FAS 159,"The Fair Value Option for Financial Assets and Financial Liabilities".  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and expenses.  The underlying investments of the Master Trust are valued at fair value.

Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Company Stock and other common stock are valued at their quoted market price.  Participation units of common collective trust funds are stated at their quoted redemption value on the last business day of the Plan year as reported by the investment managers.

The FPL Managed Income Fund holds synthetic guaranteed investment contracts (synthetic GIC) (see Note 6 - FPL Managed Income Fund) with banks and insurance companies in order to provide Participants with stable, fixed-rate return of investment and protection of principal from changes in market interest rates.  Wrap contracts provide the FPL Managed Income Fund with the ability to use contract value accounting to maintain a constant $1 unit price.  Wrap contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrap contracts.  However, withdrawals prompted by certain events (e.g., layoffs, early retirement windows, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, etc.) may be paid at market value which may be less than contract value.  The FPL Managed Income Fund is valued at estimated fair value based on the fair value of the underlying investments of the contracts, primarily debt securities, and the fair value of the wrapper contracts.  Debt securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service.  Investments in wrapper contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, a discount rate, and the duration of the underlying portfolio of securities.  For 2007 and 2006, the fair value of the wrapper contracts was not material.  The contracts are unallocated in nature and are fully benefit-responsive.  Therefore, net assets available for benefits reflects the Plan's interest in the contract value of the FPL Managed Income Fund because the Plan's allocable share of the difference  between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits.  Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses.  If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Participant loans are valued at their outstanding balances at year-end, which approximates fair value.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.  Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of investment securities are recorded on the trade date.  Gains or losses on sales of investment securities are determined using the average cost basis of the securities.  The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily.  Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.  These reclassifications had no effect on the Plan's net assets available for benefits as of December 31, 2006 as previously reported. (See Note 5.)

3.  Leveraged Employee Stock Ownership Plan (Nonparticipant-Directed Unallocated)

The Plan's Leveraged ESOP provisions correspond to the Plan's interest in the Leveraged ESOP Account of the Master Trust.  The Leveraged ESOP Account of the Master Trust holds unallocated Company Stock that was purchased by the Master Trust on behalf of the Plan and the Bargaining Plan and the associated Acquisition Indebtedness.  The Leveraged ESOP Account is allocated to each of the plans participating in the Master Trust for financial reporting purposes proportionately based on each plan's relative end-of-year net assets excluding the net assets of the Leveraged ESOP Account.  The Plan's allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but the entire balance of the Leveraged ESOP Account reflects amounts which are not yet allocated to Participant accounts.  Company Stock will be released from the Leveraged ESOP Account and allocated to accounts of Participants at the fair value of the shares on the date of the allocation in satisfaction of part or all of the Company's matching contribution requirement under the Plan as the Acquisition Indebtedness is repaid.  The Acquisition Indebtedness will be repaid from dividends on the shares held by the Leveraged ESOP Account, as well as from cash contributions from FPL Group.  The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account.  The value of the shares allocated to accounts of Participants under the Plan is not affected by these allocations.

Condensed financial information for the Leveraged ESOP Account is presented below, indicating the approximate allocations made to each plan.  The net assets information below has been allocated to the Plan but not to the Plan Participants.  The effect of 2007 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Plan Participants and is included in the financial statements of the Plan.
	December 31, 2007

	Total Leveraged ESOP Account	Plan	Bargaining Plan

Allocation percentage	100%	71.86%	28.14%

Accrued interest receivable	$1,757	$1,263	$494
Company Stock	533,331,403	383,238,613	150,092,790

Total assets	533,333,160	383,239,876	150,093,284

Interest payable	615,314	442,149	173,165
Acquisition Indebtedness	190,499,540	136,888,207	53,611,333

Total liabilities	191,114,854	137,330,356	53,784,498

Net assets at December 31, 2007	$342,218,306	$245,909,520	$96,308,786

	December 31, 2006

	Total Leveraged ESOP Account	Plan	Bargaining Plan

Allocation percentage	100%	71.42%	28.58%

Accrued interest receivable	$3,617	$2,583	$1,034
Company Stock	470,337,258	335,925,217	134,412,041

Total assets	470,340,875	335,927,800	134,413,075

Interest payable	673,441	480,986	192,455
Acquisition Indebtedness	208,495,600	148,912,144	59,583,456

Total liabilities	209,169,041	149,393,130	59,775,911

Net assets at December 31, 2006	$261,171,834	$186,534,670	$74,637,164

	Year Ended December 31, 2007

	Total Leveraged ESOP Account	Plan	Bargaining Plan

Contributions received from employer	$10,755,081	$7,728,332	$3,026,749
Interest income	11,488	8,255	3,233
Dividends	13,531,354	9,723,293	3,808,061
Net appreciation in fair value of Company Stock	110,709,590	79,553,144	31,156,446

Total	135,007,513	97,013,024	37,994,489

Interest expense	19,079,806	13,710,272	5,369,534

Net income	115,927,707	83,302,752	32,624,955
Allocation of shares to plans	(34,881,235)	(25,765,420)	(9,115,815)
Reallocation of Leveraged ESOP	-	1,837,518	(1,837,518)

Effect of current year Leveraged ESOP
activity on net assets	81,046,472	59,374,850	21,671,622
Net assets at December 31, 2006	261,171,834	186,534,670	74,637,164

Net assets at December 31, 2007	$342,218,306	$245,909,520	$96,308,786

Acquisition Indebtedness

In December 1990, the Master Trust, which holds plan assets for the Plan and the Bargaining Plan, borrowed $360 million from FPL Group Capital to purchase approximately 24.8 million shares of Company Stock.  The Acquisition Indebtedness is currently scheduled to mature in 2017, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the plans, together with cash contributions from FPL Group.  For dividends on shares allocated to participant accounts used to repay the loan, additional shares equal in value to those dividends are allocated to accounts of participants under the plans.  In 2007, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the plans totaled $13,531,354 and $12,834,209, respectively.  Cash contributed in 2007 by FPL Group for the debt service shortfall totaled $10,755,081.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness.  As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on ESOP shares allocated to participant accounts under the plans used to repay the Acquisition Indebtedness.  The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments.  In 2007, the lender and the Company executed an agreement which permitted the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in January 2008.  Such aggregate amount totaled $388,770 and was paid in February 2008.  During 2007, 774,160 shares of Company Stock were released from collateral for the Acquisition Indebtedness Scheduled Principal Repayment by the Master Trust of Acquisition Indebtedness prior to any adjustments for prepayments:

Year	Repayment Amount

2008	$11,130,500
2009	$12,725,500
2010	$14,451,000
2011	$16,333,000
2012	$18,719,000
2013-2017	$117,140,540

4.  Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

Dividend income earned by the Plan includes dividends on Company Stock.  Dividends on shares held in the Leveraged ESOP Account and the FPL Group Stock LESOP Fund (see Note 6 - FPL Group Stock LESOP Fund) were used to repay the Acquisition Indebtedness.  Certain dividends on shares held in Participants' accounts are reinvested in Company Stock for the benefit of its Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

At December 31, 2007 and 2006, the number of shares of Company Stock held in Participant accounts totaled 10,243,976 and 10,865,910, respectively, with a market value of $694,336,724 and $591,322,837, respectively.  During 2007, dividends on shares of Company Stock held in Participants' accounts totaled $16,368,013.  During 2007, the Plan's proportionate share of dividends on shares of Company Stock held in the Leveraged ESOP Account totaled $9,723,293.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

5.  Investments/Interest in Master Trust

All of the Plan's assets and liabilities are commingled with the assets of the Bargaining Unit Plan in the Master Trust.

The Plan's relative share of ownership of the total net assets of the Master Trust was approximately 74% at December 31, 2007. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust, excluding the Leveraged ESOP Account (see Note 3), based on participant's investment elections.  Income from the Master Trust is allocated to the individual plans based on the each plan's interest in the underlying investments of the Master Trust.

The following table presents net assets available for benefits held in the Master Trust as of December 31, 2007, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the synthetic guaranteed investment contracts held in the Master Trust.
December 31, 2007

Investments at fair value
Registered investment companies	$1,079,394,426
Common collective trusts	215,178,109
Common stock	1,607,139,729
U.S. Treasury notes	69,947,904
Government agency notes	52,362,871
Asset backed securities	35,908,762
Mortgage backed securities	96,194,808
Corporate bonds	35,110,916
Participant loans	46,748,825

Total investments at fair value	3,237,986,350
Accrued interest receivable	1,666,962

Total assets	3,239,653,312

Liabilities
Leveraged ESOP note payable	190,499,540
Interest payable - Leveraged ESOP	615,314
Other payables	3,766,676

Total liabilities	194,881,530

Net assets reflecting all investments at fair value	3,044,771,782
Adjustment from fair value to contract value for fully benefit responsive contracts	(1,757,568)

Net assets available for benefits	$3,043,014,214

Investment income for the Master Trust is as follows:
Year Ended December 31, 2007

Investment income
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$(799,032)
Common collective trusts	10,897,202
Common stocks	312,872,052

Total net appreciation	322,970,222
Interest and dividends	128,646,010

Total investment income	$451,616,232

The Plan's portion of interest in the total participant-directed assets of the Master Trust as of December 31, 2007 is as follows:
Assets:
Mutual Funds:
Brandywine Funds, Inc.	$87,759,764
Fidelity Diversified International Fund	129,971,323
Fidelity Low-priced Stock Fund	22,956,733
Fidelity Real Estate Investment Portfolio	21,737,505
Fidelity Retirement Government Money Market Portfolio	59,019,543
Legg Mason Value Trust FI Class	62,727,917
PIMCO Total Return Fund Administrative Class	32,185,118
Royce Premier Fund Investor Class	57,283,063
T. Rowe Price Equity Income Fund	47,650,949
Vanguard Target Retirement 2005 Fund	10,437,653
Vanguard Target Retirement 2015 Fund	40,192,716
Vanguard Target Retirement 2025 Fund	27,282,001
Vanguard Target Retirement 2035 Fund	128,631,532
Vanguard Target Retirement 2045 Fund	12,490,120
Vanguard Target Retirement Income Fund	16,243,893

Total mutual funds	756,569,830

Common Collective Trusts:
BGI Equity Index Fund V	78,475,518
BGI MSCI ACWI ex-US Index Fund V	33,409,172
BGI Russell 2000 Value Index Fund V	16,997,897
BGI US Debt Index Fund V	20,042,752
BGI US Equity Market Fund V	14,654,862

Total common collective trusts	163,580,201

FPL Group Stock Fund	309,681,951
FPL Managed Income Fund	224,337,862
Large Growth Fund	65,868,338
Participant loans	28,972,445

Total assets, at fair value	$1,549,010,627

The Plan's financial statements as of December 31, 2006, as previously reported, presented the net assets of the FPL Managed Income Fund, the FPL Group Stock Fund, the FPL Group Stock LESOP Fund, and the Leveraged ESOP Account Unallocated as part of the Master Trust. Note 6 and Note 3 disclose the underlying assets and liabilities of these Master Trust investment funds as of December 31, 2006. As previously reported, the Plan's financial statements as of December 31, 2006 presented the assets (registered investment companies, common collective trust funds, and the Pooled Funds of the Master Trust) attributed to the Plan's participants. As a result of investment reclassifications made in 2007, total investments of the Master Trust as of December 31, 2006, including those registered investment companies and common collective trust funds, would total $2,705,099,182.

Additionally, the Plan's financial statements as of December 31, 2006, as previously reported, presented the following investments, attributed to the Plan's participants, representing greater than 5% of the Plan's net assets available for benefits.

Investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2006 are as follows:
Fidelity Diversified International Fund	$109,535,192
Vanguard Target Retirement 2035 Fund	122,277,804
FPL Managed Income Fund	226,683,545
FPL Group Stock Fund (1)	271,651,162
FPL Group Stock LESOP Fund (2)	324,040,827
_____________________
(1)	Includes short-term investments of $1,624,729 to provide liquidity.
(2)	Represents Company matching contributions in Company Stock which are non participant-directed investments of the Plan. Includes short-term investments of $2,879,960 to provide liquidity.

6.  Pooled Funds of the Master Trust

Within the Master Trust are certain pooled funds in which the Plan and the Bargaining Plan participate. These pooled funds include the Leveraged ESOP described in Note 3, as well as the FPL Managed Income Fund, the FPL Group Stock Fund, the FPL US Large Cap Growth Fund, and the FPL Group Stock LESOP Fund described below.  The two participating plans hold undivided interests in the assets and liabilities of these pooled funds.  The income and expenses of each pooled fund, other than the Leveraged ESOP, are allocated between the two participating plans in proportion to their participation percentages in each of the funds.

FPL Managed Income Fund

The value of the Plan's interest in the FPL Managed Income Fund included in the statements of net assets available for benefits represents approximately 74.9% of the net assets of that fund at December 31, 2007 and approximately 75.2% at December 31, 2006.  The wrapper contracts held in the FPL Managed Income Fund are allocated to the Plan and the Bargaining Plan based on each plan's proportionate share of participation in the FPL Managed Income Fund.  The FPL Managed Income Fund's net assets consisted of the following:
	December 31,

	2007	2006

U.S. Treasury notes	$69,947,904	$64,374,964
Government agency notes	52,362,871	51,547,065
Asset backed securities	35,908,762	35,685,839
Mortgage backed securities	96,194,808	117,664,261
Corporate bonds	35,110,916	29,219,460
Wrapper contracts	-	-
Other receivables	359,221	448,459
Registered investment companies	12,829,122	3,737,576

Total assets	302,713,604	302,677,624
Other payables	3,185,666	1,071,604

Net assets at fair value	299,527,938	301,606,020

Adjustment from fair value to contract
value to fully benefit-responsive
investment contracts	(1,757,568)	5,228,384

Net assets at contract value	$297,770,370	$306,834,404

The net investment gain in the FPL Managed Income Fund for the year ended December 31, 2007, was comprised of interest income in the amount of $12,659,577.

The FPL Managed Income Fund has entered into wrapper contracts with various insurance companies and financial institutions.  The contracts are fully benefit-responsive and are included in the financial statements at fair value.  There are no reserves against contract values (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise.  Withdrawals prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be less than book value. Currently, management believes that the occurrence of an event that would cause the Plan to transact at less than contract value is not probable.   A wrap issuer may terminate a wrapper contract at any time; however, if the market value is less than the contract value, the wrap issuer can either hold the contract until the market value and contract value are equal or make up the difference between the two.  At December 31, 2007, the Plan's portion of the contract value and fair value of investment contracts were $213,402,366 and $214,723,354, respectively.  At December 31, 2006, the Plan's portion of the contract value and fair value of investment contracts were $227,807,575 and $223,877,922 respectively.  The average yield for the portfolio of investment contracts based on annualized earnings was 4.80% and 5.02% for 2007 and 2006, respectively.  The average yield based on interest rate credited to participants at December 31, 2007 and 2006 was 4.34% and 4.14%, respectively.  The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero.

FPL Group Stock Fund

The value of the Plan's interest in the FPL Group Stock Fund included in the statements of net assets available for benefits represents approximately 66.0% of the net assets of that fund at December 31, 2007 and approximately 65.9% at December 31, 2006.  The FPL Group Stock Fund's net assets consisted of the following:
	December 31,

	2007	2006

Assets
Investments, at fair value:
Company Stock	$462,617,398	$410,008,665
Registered investment companies	4,092,927	2,466,340
Cash	2,605,870	-

Total investments	469,316,195	412,475,005

Receivables:
Income	14,345	22,755
Other	106,060	-

Total receivables	120,405	22,755

Total assets	469,436,600	412,497,760

Other liabilities	38,051	131,003

Net assets	$469,398,549	$412,366,757

The net investment gain in the FPL Group Stock Fund for the year ended December 31, 2007, was comprised of interest and dividend income in the amount of $10,710,999 and net realized and unrealized appreciation in the fair value of Company Stock in the amount of $97,413,014.

FPL US Large Cap Growth Fund

In 2007, the Plan added the FPL US Large Cap Growth Fund which is a separate account managed by T. Rowe Price.  The value of the Plan's interest in the FPL US Large Cap Growth Fund included in the statement of net assets available for benefits represents approximately 76.2% of the net assets of that fund at December 31, 2007.  The FPL US Large Cap Growth Fund's net assets consisted of the following:
December 31, 2007

Assets
Investments, at fair value:
Company Stock	$83,572,294
Registered investment companies	3,043,195

Total investments	86,615,489

Receivables:
Income	68,166
Other	195,602

Total receivables	263,768

Total assets	86,879,257

Other liabilities	430,946

Net assets	$86,448,311

The net investment loss in the FPL US Large Cap Growth Fund for the year ended December 31, 2007, was comprised of interest and dividend income in the amount of $78,092 and net realized and unrealized loss in the fair value of common stock in the amount of $841,518.

FPL Group Stock LESOP Fund (Nonparticipant-Directed)

The value of the Plan's interest in the FPL Group Stock LESOP Fund included in the statements of net assets represents approximately 73.8% of the net assets of that fund at December 31, 2007 and approximately 73.5% at December 31, 2006.  The FPL Group Stock LESOP Fund's net assets consisted of the following:
	December 31,

	2007	2006

Assets
Investments, at fair value:
Company Stock at fair value based on
quoted market price	$527,618,634	$437,262,033
Registered investment companies	4,297,400	3,920,295

Total investments	531,916,034	441,182,328

Receivables:
Income	19,024	15,514
Other	1,090,569	-

Total receivables	1,109,593	15,514

Total assets	533,025,627	441,197,842

Other liabilities	111,391	102,917

Net assets	$532,914,236	$441,094,925

The FPL Group Stock LESOP Fund's changes in net assets available for benefits consisted of the following at December 31, 2007:
Additions
Allocation of Leveraged ESOP shares	$34,881,235

Earnings on investments:
Interest	226,962
Dividends	12,834,268
Net appreciation in fair value of Company Stock	141,793,261

Total earnings on investments	154,854,491

Total additions	189,735,726

Deductions
Benefits paid to participants or beneficiaries	29,238,967
Account maintenance fees	48,690

Total deductions	29,287,657

Net increase	160,448,069

Transfers
Transfers into the fund	14,910,922
Transfers out of the fund	(83,539,680)

Net Transfers	(68,628,758)

Net assets at December 31, 2006	441,094,925

Net assets at December 31, 2007	$532,914,236

7.  Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code.  The Plan has been amended and restated since receiving the determination letter and a new determination letter request will be filed prior to the expiration of the Plan's Remedial Amendment Period on January 31, 2010 under the IRS's new determination letter program.  The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related Master Trust continue to be tax-exempt.  The Master Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Master Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Master Trust meet the applicable provisions of the Code.  In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants.  Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by FPL Group.

Company matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn.  A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:
	December 31,

	2007	2006

Net assets available for benefits per the financial statements	$2,186,633,345	$1,932,041,512
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,320,988	(3,929,653)

Net assets available for benefits per Form 5500	$2,187,954,333	$1,928,111,859

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:
December 31, 2007

Net increase prior to transfer per the financial statements	$250,033,943
Plus: Current year change in adjustment to fair value for
investments in a fully benefit-responsive contract	1,320,988

Plus: Prior year change in adjustment to fair value for
investments in a fully benefit-responsive contract	3,929,653

Net income per the Form 5500	$255,284,584

In accordance with the FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare, and Pension Plans", the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

FPL GROUP EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419, Plan #002
Schedule H, Line 4I - Schedule of Assets (Held at end of year)
December 31, 2007

Participant-Directed Investments:
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value			(e) Current Value

*	Participant loans	4%	-	10%	$28,972,445
		Maturing through 2013
*Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2008	FPL Group Employee Retirement Savings Plan

(Name of Plan)

By:	ROBERT H. ESCOTO

Robert H. Escoto Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX
Exhibit Number	Description

23(a)	Consent of Crowe Chizek and Company LLC
23(b)	Consent of Deloitte & Touche LLP